UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

ChinaEdu Corporation

(Name of Issuer)

ChinaEdu Corporation

ChinaEdu Holdings Limited

ChinaEdu Merger Sub Limited

Shawn Ding

Moral Known Industrial Limited

Julia Huang

South Lead Technology Limited

Gegeng Tana

Mei Yixin

Pan Zhixin

Ellen Huang

InterVision Technology Ltd.

MLP Holdings Limited

New Value Technology Limited

Lingyuan Furong Investment Mgmt Co., Ltd.

McGraw-Hill Global Education Intermediate Holdings, LLC

Weblearning Company Limited

Guo Young

(Name of Persons Filing Statement)

Ordinary Shares, par value $0.01 per share

American Depositary Shares, each representing 3 Ordinary Shares

(Title of Class of Securities)

16945L1071

(CUSIP Number of Class of Securities)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents 3 Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

Mei Yixin, Chief Financial Officer

ChinaEdu Corporation

4th Floor-A, GeHua Building

No.1 Qinglong Hutong, Dongcheng District

Beijing, 100007

The People’s Republic of China

+86 10 84186655

Facsimile: +86 10 84187331

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

with copies to:

Loeb & Loeb LLP Suite 4301, Tower C, Beijing Yintai Center 2 Jianguomenwai Daije, Chaoyang District Beijing 100022, P.R. China Attention: Roger Peng Facsimile: +86 10 5954 3501	Ropes & Gray LLP 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong Attention: Paul W. Boltz, Jr. Facsimile: +852 3664 6588

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$30,150,854.73	$3,883.43

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share cash payment of $2.33 for 12,940,281 outstanding ordinary shares (including shares represented by the American depositary shares) of the issuer subject to the transaction.

**

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014 was calculated by multiplying the transaction value by 0.00012880.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

INTRODUCTORY STATEMENT

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) ChinaEdu Corporation, a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value $0.01 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing 3 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) ChinaEdu Holdings Limited (“Holdings”), an exempted company with limited liability incorporated in the Cayman Islands; (c) ChinaEdu Merger Sub Limited (“Merger Sub”), an exempted company with limited liability incorporated in the Cayman Islands; (d) Shawn Ding, the chief executive officer and a director of the Company; (e) Moral Known Industrial Limited, a business company incorporated in the British Virgin Islands; (f) Julia Huang, the executive chairman of the board of directors of the Company; (g) South Lead Technology Limited, a business company incorporated in the British Virgin Islands; (h) Gegeng Tana; (i) Mei Yixin; (j) Pan Zhixin; (k) Ellen Huang; (l) InterVision Technology Ltd., a business company incorporated in the British Virgin Islands; (m) MLP Holdings Limited; (n) New Value Technology Limited, a business company incorporated in the British Virgin Islands; (o) Lingyuan Furong Investment Mgmt Co., Ltd., a business company incorporated in the British Virgin Islands; (p) McGraw-Hill Global Education Intermediate Holdings, LLC, a Delaware limited liability company; (q) Weblearning Company Limited, a business company incorporated in the British Virgin Islands; and (r) Guo Young.

This Transaction Statement relates to the agreement and plan of merger dated as of December 31, 2013 (the “Merger Agreement”), by and among the Company, Holdings and Merger Sub, providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation after the Merger as a wholly-owned subsidiary of Holdings, and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Appendix 1 to the Merger Agreement (the “Cayman Plan of Merger”).

If the Merger Agreement and the Cayman Plan of Merger are approved and authorized by the requisite vote of the Company’s shareholders and the Merger is completed, each Share issued and outstanding immediately prior to the effective time of the Merger will be cancelled and converted into and exchanged for the right to receive $2.33 and each ADS, each representing 3 Shares, will represent the right to receive $7.00, in each case, in cash, without interest and net of any applicable withholding taxes. The following Shares (including Shares represented by ADSs) will not be converted into the right to receive the consideration described in the immediately preceding sentence: (a) Shares owned immediately prior to the effective time of the Merger by Shawn Ding, Moral Known Industrial Limited, Julia Huang, South Lead Technology Limited, Gegeng Tana, Mei Yixin, Pan Zhixin, Ellen Huang, InterVision Technology Ltd., MLP Holdings Limited, New Value Technology Limited, Lingyuan Furong Investment Mgmt Co., Ltd., McGraw-Hill Global Education Intermediate Holdings, LLC, Weblearning Company Limited and Guo Young (the “Rollover Shareholders”), which are subject to a contribution agreement whereby such shareholders have agreed to contribute such Shares (except, in the case of McGraw-Hill Global Education Intermediate Holdings, LLC, limited to 3,377,336 Shares held by it) (the “Rollover Shares”) to Holdings, which contributed Rollover Shares will, in accordance with the contribution agreement, be exchanged for the right to subscribe for the ordinary shares, par value $0.001 per share, of Holdings, (b) Shares and ADSs beneficially owned immediately prior to the effective time of the Merger by the Company as treasury shares, held in brokerage accounts in the Company’s name, or issued to The Bank of New York (the “ADS Depositary”) and reserved for future grants under the Company’s 2010 Equity Incentive Plan (the “Company Plan”) (collectively with the Rollover Shares, the "Excluded Shares"), and (c)  Shares owned by shareholders who have validly exercised and perfected and not effectively withdrawn or lost their dissenter rights pursuant to Section 238 of the Cayman Companies Law, as amended, which will be cancelled and will entitle the former holders thereof to receive the fair value of such Shares as determined in accordance with such holder’s dissenter rights under the Cayman Companies Law (the "Dissenting Shares").

At the effective time of the Merger, each option to purchase Shares (each, a “Company Option”) granted pursuant to the Company Plan that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share, par value $0.001 per share, of Holdings (each, a “Holdings Option”). Each Holdings Option shall have an exercise or purchase price equal to the exercise or purchase price of the corresponding Company Option. Each Holdings Option shall otherwise retain the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Company Option.

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At the effective time of the Merger, each restricted stock unit granted pursuant to the Company Plan (each, a “Company RSU”) shall be cancelled and converted into and exchanged for a restricted stock unit of Holdings (each, a “Holdings RSU”). Each Holdings RSU shall be subject to the same material terms and conditions as each Company RSU.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of (i) shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting, and (ii) shareholders (other than the Rollover Shareholders) representing a majority of the outstanding Shares (excluding the Shares held by the Rollover Shareholders) present and voting in person or by proxy as a single class at the extraordinary general meeting.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)(1) hereto), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve and authorize the Merger Agreement, the Cayman Plan of Merger and the transactions contemplated thereby, including the Merger.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement (or such other document incorporated herein by reference) of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

All information contained in this filing concerning each Filing Person has been supplied by such Filing Person.

The filing shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1.	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

ITEM 2.	Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the ADSs, Dividends and Other Matters”

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(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the ADSs, Dividends and Other Matters”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

ITEM 3.	Identity and Background of Filing Persons

(a) Name and Address. ChinaEdu Corporation is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

ITEM 4.	Terms of the Transaction

(a)-(1) Material Terms—Tender Offers. Not applicable.

(a)-(2) Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to Be Considered at the Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

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(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

(e) Provisions for Unaffiliated Security Holders. There are no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility of Listing or Trading. Not applicable.

ITEM 5.	Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

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ITEM 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

ITEM 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Purpose of and Reasons for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Proposed Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

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(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effect on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“ Special Factors—Material U.S. Federal Income Tax Consequences”

•	“ Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

ITEM 8.	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and our Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of Houlihan Lokey (China) Limited, the Independent Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Houlihan Lokey (China) Limited as the Independent Committee’s Financial Advisor”

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(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve and Adopt the Merger Agreement and the Transactions Contemplated thereby, including the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Opinion of Houlihan Lokey (China) Limited, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey (China) Limited as the Independent Committee’s Financial Advisor”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and our Board of Directors”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

ITEM 9.	Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of Financial Advisor to the Independent Committee”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of Houlihan Lokey (China) Limited, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey (China) Limited as the Independent Committee’s Financial Advisor”

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(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of Houlihan Lokey (China) Limited, the Independent Committee’s Financial Advisor”

•	“Annex B—Opinion of Houlihan Lokey (China) Limited as the Independent Committee’s Financial Advisor”

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

ITEM 10.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

ITEM 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

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ITEM 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Independent Committee and our Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Independent Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

ITEM 13.	Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2011 and 2012 were included in the Company’s Form 20-F for the year ended December 31, 2012, which were filed with the SEC on April 25, 2013 and are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

ITEM 15.	Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

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ITEM 16.	Exhibits

(a)-(1)	Proxy Statement of the Company dated , 2014 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 31, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 31, 2013.

(b)-(1)	Voting Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.

(b)-(2)	Contribution Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.7 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.

(b)-(3)	USD30,000,000 Facility Agreement (Holdco), dated December 24, 2013, incorporated herein by reference to Exhibit 99.8 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.

(b)-(4)	Consortium Agreement, dated August 16, 2013, incorporated herein by reference to Exhibit 3 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on August 20, 2013.

(b)-(5)

First Amendment to Consortium Agreement, dated December 5, 2013, incorporated herein by reference to Exhibit 4 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on December 6, 2013.

(b)-(6)	Shareholders Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.9 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 30, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated December 30, 2013.

(d)-(1)	Agreement and Plan of Merger dated as December 31, 2013, by and among the Company, Holdings and Merger Sub incorporated herein by reference to Annex A-1 to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

10

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2014

ChinaEdu Corporation

By:	/s/ Samuel Yen
Name:	Samuel Yen
Title:	Chairman of the Independent Committee

ChinaEdu Holdings Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

ChinaEdu Merger Sub Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

By:	/s/ Shawn Ding
Shawn Ding

Moral Known Industrial Limited

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director
By:	/s/ Julia Huang
Julia Huang

South Lead Technology Limited

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

By:	/s/Gegeng Tana
Gegeng Tana

By:	/s/ Mei Yixin
Mei Yixin

By:	/s/ Pan Zhixin
Pan Zhixin

By:	/s/ Ellen Huang
Ellen Huang

InterVision Technology Ltd.

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

MLP Holdings Limited

By:	/s/ Lucy Li
Name:	Lucy Li
Title:	Director

New Value Technology Limited

By:	/s/ Lucy Li
Name:	Lucy Li
Title:	Director
Lingyuan Furong Investment Mgmt Co., Ltd.

By:	/s/ Wang Fu Shyi
Name:	Wang Fu Shyi
Title:	Director

McGraw-Hill Global Education Intermediate Holdings, LLC

By:	/s/ David Stafford
Name:	David Stafford
Title:	Senior Vice President and General Counsel

Weblearning Company Limited

By:	/s/ Wang Fu Shyi
Name:	Wang Fu Shyi
Title:	Director

By:	/s/ Guo Young
Guo Young

EXHIBIT INDEX

(a)-(1)	Proxy Statement of the Company dated , 2014 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 31, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 31, 2013.

(b)-(1)	Voting Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.6 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.

(b)-(2)	Contribution Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.7 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.

(b)-(3)	USD30,000,000 Facility Agreement (Holdco), dated December 24, 2013, incorporated herein by reference to Exhibit 99.8 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.

(b)-(4)	Consortium Agreement, dated August 16, 2013, incorporated herein by reference to Exhibit 3 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on August 20, 2013.

(b)-(5)

First Amendment to Consortium Agreement, dated December 5, 2013, incorporated herein by reference to Exhibit 4 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on December 6, 2013.

(b)-(6)	Shareholders Agreement, dated December 31, 2013, incorporated herein by reference to Exhibit 99.9 to Schedule 13D/A filed by Shawn Ding and Moral Known Industrial Limited on January 2, 2014.

(c)-(1)	Opinion of Houlihan Lokey (China) Limited, dated December 30, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)	Discussion Materials prepared by Houlihan Lokey (China) Limited for discussion with the independent committee of the board of directors of the Company, dated December 30, 2013.

(d)-(1)	Agreement and Plan of Merger dated as December 31, 2013, by and among the Company, Holdings and Merger Sub incorporated herein by reference to Annex A-1 to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.